CADDYSTATS, INC.
                            105 - 501 Silverside Road
                              Wilmington, DE 19809
                 Telephone: (877) 903-8600 / Fax: (866) 903-8601


                                                                October 12, 2007


Daniel H. Morris
Attorney-Advisor
450 Fifth Street, N.W.
Washington, D.C. 20549.

Re: CaddyStats, Inc.
Registration Statement on Form SB-2/A
File No. 333-141907
Filed on August 28, 2007

Dear Mr. Morris:

Thank you again for your time and comments, which are assisting our company with this SB-2 filing. We have endeavored to amend our filing according to your comments. We really appreciate your help.

Plan of Distribution, Page 18

In order to avoid any perception that the prices are not fixed; we have deleted the following sentences: "The shares sold by the company may be sold occasionally in one or more transactions, either at an offering price that is fixed or that may vary from transaction to transaction depending upon the time of sale, or at prices otherwise negotiated at the time of sale. Such prices will be determined by the company or by agreement between the company and any purchasers of our common stock."

Cash Position

We have updated our financial statements and included the current cash position of the Company to the most recent fiscal year end, August 31, 2007.

Legal Opinion

We have also updated the legal opinion.

I trust that these amendments are satisfactory.


Yours truly,


/s/ GORDON DAWSON
_________________
Gordon Dawson
President